SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

Rock of Ages Corporation
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(Name of Issuer)

Class A Common Stock, $0.01 par value
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(Title of Class of Securities)

772632105
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(CUSIP Number)

Kurt M. Swenson
Rock of Ages Corporation
369 No. State St.
Concord, NH 03301

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2001
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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13.d-1(f) or 240.13d-1(g), check the following box.
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(1)     Names of reporting persons; I.R.S. Identification Nos. of above persons (entities only)

          Kurt M. Swenson, individually and as the sole trustee of the Kurt M. Swenson Revocable Trust of 2000

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(2)    Check the appropriate box if a member of a group

Not applicable     (a)    [ ]

                            (b)    [  ]

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(3)     SEC use only

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(4)     Source of funds (see instructions)

         00, PF

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(5)     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

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(6)     Citizenship or place of organization

          United States

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 Number of shares beneficially owned by each reporting person with:

(7)	Sole dispositive power	1,135,000

(8)	Shared voting power	- 0 -

(9)	Sole dispositive power	1,135,000

(10)	Shared dispositive power	- 0 -

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(11)     Aggregate amount beneficially owned by each reporting person

            1,135,000

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(12)     Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

            [ ]

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(13)     Percent of class represented by amount in Row (11)

            15.8%

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 (14)     Type of reporting person

             IN, OO

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Note:   This Amendment No. 4 ("Amendment No. 4") to Schedule 13D amends to the extent set forth herein Items 3, 4, 5, 6 and 7 of a Statement on Schedule 13D dated October 23, 1997 (the "Initial Schedule 13D"), as amended by Amendment No. 1 dated February 12, 1999 ("Amendment No. 1") and as amended and restated in its entirety by Amendment No. 2 dated September 1, 1999 ("Amendment No. 2") and as amended and restated in its entirety by Amendment No. 3 dated March 22, 2000 ("Amendment No. 3") (the Initial Schedule 13D, together with Amendment No. 1, Amendment No. 2 and Amendment No. 3 hereinafter the "Existing Schedule 13D"), filed on behalf of Kurt M. Swenson, relating to the Class A Common Stock of Rock of Ages Corporation, a Delaware corporation (the "Company").  This Amendment No. 4 is being filed on behalf of Kurt M. Swenson individually, and as trustee of the Kurt M. Swenson Revocable Trust of 2000 (the "Swenson Trust"), to reflect Mr. Swenson's purchase of 1,000 shares of the Company's Class A Common Stock in open market transactions in 2000 as previously reported on a Form 4 dated January 23, 2001 and the exercise of an option to purchase 5,000 shares of the Company's Class B Common Stock on December 28, 2001 as previously reported on a Form 4 on that date. The option was granted under the Rock of Ages Corporation Amended and Restated 1994 Stock Plan on December 31,1996. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 sets forth the complete text of each of Items 3, 4, 5, 6 and 7 of the Existing Schedule 13D, as amended by this Amendment No. 4.  Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in Amendment No. 3.

 ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended in its entirety to read as follows:

      Mr. Swenson acquired 1,061,489 shares of Class B Common Stock pursuant to the merger on October 23, 1997 of Swenson Granite Company, Inc. ("Swenson Granite") with and into the Company (the "Swenson Merger"), pursuant to the Agreement and Plan of Merger and Reorganization, dated as of August 13, 1997, by and among the Company, Swenson Granite, Kurt M. Swenson and Kevin C. Swenson (the "Swenson Merger Agreement"). In the Swenson Merger, each outstanding share of common stock of Swenson Granite ("Swenson Common Stock") was converted into 1,618.123 shares of Class B Common Stock. Mr. Swenson held 656 shares of Swenson Common Stock immediately prior to the consummation of the Swenson Merger, and, accordingly, received 1,061,489 shares of Class B Common Stock upon the consummation thereof. Mr. Swenson did not provide any other consideration in connection with his acquisition of shares of Class B Common Stock pursuant to the Swenson Merger. See Item 4 below which is incorporated herein by reference.

     Immediately upon receipt of such 1,061,489 shares of Class B Common Stock pursuant to the Swenson Merger, Mr. Swenson gifted 18,750 shares of Class B Common Stock (the "Initial Trust Shares") to an irrevocable trust for the benefit of his children, divided equally between two sub- trusts thereof. On December 31, 1997 and August 26, 1999, respectively, Mr. Swenson gifted an additional 19,250 and 23,489 shares, respectively (the "Additional Trust Shares" and together with the Initial Trust Shares, the "Aggregate Trust Shares"), of Class B Common Stock to the above-mentioned sub- trusts, divided substantially equally between such sub-trusts. Mr. Swenson has no voting or dispositive power with respect to the 61,489 Aggregate Trust Shares and he disclaims beneficial ownership of any of such Aggregate Trust Shares.

      On January 29, 1999, Mr. Swenson exercised options to purchase 107,500 shares of Class B Common Stock (the "Option Shares") granted to Mr. Swenson pursuant to the Company's Amended and Restated 1994 Stock Plan (the "Stock Plan"). Of the 107,500 option shares purchased, 100,000 had been granted on January 21, 1994 at a price of $2.64 per share and 7,500 had been granted as part of a grant of 12,500 shares on December 31, 1996 at a price of $4.12 per share. Mr. Swenson borrowed the aggregate $294,900 exercise price of such options pursuant to a brokerage margin account with PaineWebber (the "PaineWebber Account"). Such 107,500 shares of Class B Common Stock acquired upon such exercise were converted into an equal number of shares of Class A Common Stock, and were pledged to secure the aforesaid borrowings in accordance with the terms of the PaineWebber Account. In April 1999, Mr. Swenson paid in full such borrowings and all interest thereon from personal funds.

      Between August 12 and August 26, 1999, Mr. Swenson purchased through, with cash on hand in, the PaineWebber Account, 12,500 shares of Class A Common Stock in market transactions at prices between $7.75 and $8.125 per share, for an aggregate purchase price including brokerage commissions of $98,611.00.

     Between November 19, 1999 and November 30, 1999, Mr. Swenson purchased through, and with cash on hand in, the PaineWebber Account 9,000 shares of the Company's Class A Common Stock in market transactions at prices between $5.50 and $6.156 per share, for an aggregate purchase price including brokerage commissions of $54,025.00.

     On February 25, 2000, Mr. Swenson transferred all 129,000 shares of the Company's Class A Common Stock then owned by him to the Swenson Trust. On March 1, 2000, Mr. Swenson transferred all 1,000,000 shares of the Company's Class B Common Stock then owned by him to the Swenson Trust (such Class A Common Stock and Class B Common Stock transferred to and held by the Swenson Trust, being referred to collectively herein as the "Aggregate Swenson Trust Shares"). The Swenson Trust is a revocable trust for the benefit of Mr. Swenson, and, as contingent beneficiaries, his immediate family members. The Swenson Trust is a Permitted Transferee under the Company's Amended and Restated Certificate of Incorporation, and accordingly, the 1,000,000 shares of Class B Common Stock transferred to and held by the Swenson Trust continue to be shares of Class B Common Stock.

     The Swenson Trust purchased 500 shares of the Company's Class A common stock for $5.00 per share on May 19, 2000 and an additional 500 shares for $4.125 per share on November 29, 2000. The shares were purchased with cash on hand at an aggregate price including brokerage commissions of $4,722.00.

     On December 28, 2001, Mr. Swenson exercised options to purchase the remaining 5,000 shares of the Company's Class B Common Stock granted to Mr. Swenson on December 31, 1996 pursuant to the Company's Amended and Restated 1994 Stock Plan. Mr. Swenson's source of funds used to acquire securities subject to this Schedule was personal funds, none of which were borrowed.  The aggregate purchase price of the securities was $20,600.00. The shares are held by the Swenson Trust.

ITEM 4.    PURPOSE OF TRANSACTIONS.

     Kurt M. Swenson does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule D.  Kurt M. Swenson may, at any time and from time to time, engage in further purchases or sales of the issuer's securities.

 ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

 (a)     The aggregate number of shares of Rock of Ages' Class A common stock beneficially owned by Kurt M. Swenson, assuming he and all other holders of Class B shares converted their Class B shares to Class A shares,  represents approximately 15.8% of the class, based on the 7,186,041 total common shares outstanding as of the date of this filing.

 (b)      Kurt M. Swenson, as the sole trustee of the Swenson Trust, has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,005,000 shares of the Company's Class B Common Stock (and, accordingly, of the same number of shares of Class A Common Stock into which such shares of Class B Common Stock are convertible) and the 130,000 shares of the Company's Class A Common Stock held by the Swenson Trust and beneficially owned by him.

(c)      The information contained in Item 3 is incorporated herein by reference.

 ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In August 1997, in connection with the initial public offering of the Company (the "Offering"), Mr. Swenson entered into a lock-up agreement (the "Lock-Up Agreement") with Raymond James & Associates, Inc., the lead underwriter for the Offering, pursuant to which Mr. Swenson agreed not to, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly sell, offer or contract to sell, or otherwise dispose of, or transfer any shares of Common Stock or securities of the Company convertible into or exchangeable or exercisable for Common Stock legally or beneficially owned or controlled by him before the expiration of the 180-day period commencing on October 21, 1997, subject to certain exceptions. The 180 day restriction period contained in the Lock-Up Agreement expired in accordance with the terms of such agreement on April 18, 1998.

         The information contained in Item 3 is incorporated herein by reference.

 ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

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Exhibit 1:
Agreement and Plan of Merger and Reorganization, dated as of August 13, 1997, by and among Rock of Ages Corporation, Swenson Granite Company, Inc., Kurt M. Swenson and Kevin C. Swenson (incorporated by reference to Exhibit 2.4 to the Company's Registration Statement on Form S-1 (Form No. 333-33685) filed with the Securities and Exchange Commission on August 15, 1997

Exhibit 2:	Lock-Up Agreement, dated as of August 15, 1997, between Raymond James & Associates, Inc. and Kurt M. Swenson (previously filed as part of the Initial Schedule 13D)

Exhibit 3:	Stock Option Agreement, dated November 21, 1994, between Kurt M. Swenson and Rock of Ages Corporation (previously filed as part of the Initial Schedule 13D)

Exhibit 4:	Stock Option Agreement, dated December 31, 1996, between Kurt M. Swenson and Rock of Ages Corporation (previously filed as part of the Initial Schedule 13D)

      After reasonable inquiry and to the best of
the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 March 18, 2003

/s/ Kurt M. Swenson Kurt M. Swenson